Tucson Electric Power Company
88 East Broadway Boulevard
Tucson, AZ 85701

May 20, 2022

Mr. Craig Arakawa
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

    Re: Tucson Electric Power Company
     Form 10-K for the Fiscal Year Ended December 31, 2021
     Filed February 11, 2022
     File No. 001-5924

Dear Mr. Arakawa:

On behalf of Tucson Electric Power Company (the Company), we enclose for filing, via direct transmission to the EDGAR system of the Securities Exchange Commission (the Commission) this response to the comment received from the staff of the Commission by letter dated May 17, 2022, relating to the Company’s annual report on Form 10-K for the fiscal year ended December 31, 2021.

For the sake of convenience, we have reproduced the comment below in bold with our response thereto following the comment.

Form 10-K for the fiscal year ended December 31, 2021
Exhibit Index, page 86

1. Please amend your Form 10-K to revise paragraph one in both the Section 302 certifications and the Section 906 certification so that each refers to the annual report on Form 10-K for the year ended December 31, 2021.

Response
Paragraph one in both the Section 302 certifications and the Section 906 certification have been revised to reference our annual report on Form 10-K for the year ended December 31, 2021.

We have submitted to the Commission our amended annual report on Form 10-K/A for the year ended December 31, 2021, with the modified certifications.

If you would like to discuss our response to the Staff’s comment or if you would like to discuss any other matters, please contact me at (520) 745-3448. If for any reason it would be useful to contact me by e-mail, my e-mail address is fmarino@tep.com.

Very truly yours,

/s/ Frank P. Marino
Frank P. Marino
Sr. Vice President and Chief Financial Officer

cc:    Brian McAllister, SEC Staff Accountant
    Kimberly Reisler, Morgan, Lewis & Bockius LLP